Filed Pursuant to Rule 433
Registration No. 333-262855
November 3, 2023

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated November 3, 2023)

Issuer:	Georgia Power Company
Security:	Series 2023C Floating Rate Senior Notes due May 8, 2025
Expected Ratings:*	Baa1 (Positive)/BBB+ (Positive)/A-(Positive) (Moody's/Standard & Poor's/Fitch)
Principal Amount:	$700,000,000
Initial Public Offering Price:	100%
Maturity Date:	May 8, 2025
Interest and Interest Payment Dates:	Floating rate based on Compounded SOFR (calculated as described in the Preliminary Prospectus Supplement), plus 75 basis points, calculated quarterly, and payable on February 8, May 8, August 8 and November 8 of each year, beginning February 8, 2024
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	373334 KU4/US373334KU42
Trade Date:	November 3, 2023
Expected Settlement Date:	November 8, 2023 (T+3)
Active Book-Running Manager:	Mizuho Securities USA LLC
Passive Book-Running Managers:	PNC Capital Markets LLC Scotia Capital (USA) Inc. Truist Securities, Inc.
Co-Manager:	TD Securities (USA) LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-5579 or Mizuho Securities USA LLC toll free at 1-866-271-7403.